EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of Cepton, Inc. on Form S-8 of our report dated July 16, 2021 except for the effects of the restatement discussed in Notes 2, 3 and 9, as to which the date is December 13, 2021 with respect to our audits of the financial statements of Growth Capital Acquisition Corp. as of March 31, 2021 and 2020 and for the years ended March 31, 2021 and 2020, which report appears in the Annual Report on Form 10-K of Growth Capital Acquisition Corp. for the year ended March 31, 2021. We were dismissed as auditors on February 22, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP

New York, NY

April 14, 2022